Exhibit 99.1 Press release

WiLAN Signs Wireless License with LG

Parties Settle Wireless Patent Litigation

OTTAWA, Canada – November 25, 2019 – Wi-LAN Inc. (“WiLAN”), a Quarterhill Inc. ("Quarterhill") company (TSX: QTRH) (NASDAQ: QTRH), today announced that WiLAN has entered into a license agreement and settled all pending wireless patent litigation with LG Electronics (“LG”).  Subject to the license agreement, LG has obtained a multi-year license to certain WiLAN patents related to wireless technology.  This is the second license LG has taken to WiLAN’s wireless patent portfolio; the first license LG received from WiLAN was concluded in 2010.  The license fees paid to WiLAN and all other terms of this agreement are confidential.

As a result of this agreement, civil action 3:18-cv-01577 in the Southern District of California, case T-1349-17 in the Federal Courts of Canada and case 7 O 152/17 in the Manheim Court in Germany all will be dismissed.  Civil action 2:13-cv-04895 in the District Court of New Jersey, relating to imaging technologies and television products, is not impacted by this agreement.

"We are very pleased to have reached a resolution with LG with respect to our wireless technology patents," said Michael Vladescu, President and CEO of WiLAN.  "We believe this license demonstrates the continued strength and relevance of WiLAN’s wireless portfolio and, in particular, its relevance to LTE technology used in mobile devices. WiLAN’s wireless patents have been licensed to numerous other mobile device vendors."

About WiLAN

WiLAN, a Quarterhill company, is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios. The company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies. For more information: www.wilan.com.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH.  For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill and WiLAN in light of their experience and their perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill and WiLAN believe are appropriate in the circumstances. Many factors could cause actual

Press release

performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s February 28, 2019 annual information form for the year ended December 31, 2018 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com and as part of Quarterhill’s Form 40-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission and available at www.sec.com. Quarterhill recommends that readers review and consider all of these risk factors, and notes that readers should not place undue reliance on any of Quarterhill's or WiLAN’s forward-looking statements. Neither Quarterhill nor WiLAN has any intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com